REALMARK PROPERTIES                                               (716) 636-0280
2350 North Forest Road                                        Fax (716) 636-0466
Getzville, New York 14068



                               September 28, 2007

Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

                               Re: Realmark Property Investors Limited
                                     Partnership - VI-A
                                   Form 10-K for the fiscal year ended
                                     December 31, 2006
                                   File No. 0-17466

Dear Mr. Gordon:

         The following is in response to your letter dated July 19, 2007 with regard to the above referenced Form 10-K filing for Realmark Property Investors Limited Partnership - VI-A (the Partnership) for the year ended December 31, 2006:

Item 1B. Unresolved Staff Comments, page 7
------------------------------------------

1. Please revise your filing to include discussion of the unresolved comments from our comment letters dated May 16, 2005 and June 8, 2005.

The Partnership does not have a record of your correspondence. Please provide copies of these letters in order for the comments to be appropriately addressed.

Consolidated Statements of Operations, page F-3
-----------------------------------------------

2. Please revise to include your portion of your equity method investee's gain on sale of property in the line item "equity in earnings (loss) of joint ventures" or tell us why this is not necessary.

It seemed more appropriate to differentiate between the equity interest related to normal recurring operations ("ordinary income / loss") and the equity share of the gain on the sale of the properties ("capital gain").

As indicated on page F-12 of note 4, a reconciliation of the Partnership's investment in Realmark Research is follows:

         Investment in Research Triangle at 12/31/05             $  (1,105,423)
         Allocated net income ("Equity interest in earnings
           of joint venture")                                         (197,204)
         Additional increase in equity (gain on sale)                1,265,254
         Remaining equity interest in Research Triangle               (529,547)
                                                                 -------------
         Equity interest in gain on sale                         $    (566,920)
                                                                 =============

The additional increase in equity (gain on sale) is calculated as follows:

         RPILP - VIA's share of joint venture equity at
            December 31, 2005 (page F-12)                        $  (1,105,423)
         Balance of RPILP - VIA's investment in joint
           venture at December 31, 2005 (page F-13)                    159,831
                                                                 -------------
                                                                 $   1,265,254
                                                                 =============

Note 4, Investments in Unconsolidated Joint Ventures, page F-11
---------------------------------------------------------------

3. We note that your disclosures indicate that you are allocated 50% of any income, loss, gain, cash flow or sale proceeds. Please explain to us why you are being allocated less than 50% of the gain on sale from Research Triangle Industrial Park Joint Venture.

4. We note that your joint venture partner in Research Triangle Industrial Park Joint Venture is being allocated less than 50% of the gain on sale. Please explain to us why less than 100% of the gain on sale is being allocated to the partners in Research Triangle Industrial Park Joint Venture.

RPILP II - Gain on sale                                          $  1,633,343
RPILP-VIA - Gain on sale                                              566,920
RPILP-VIA - Increase in equity interest in unconsolidated
            joint venture                                           1,265,254
                                                                 ------------
         Total gain on sale                                      $  3,465,517
                                                                 ============

Due to the fact that RPILP II sold a 50% interest in the Research Triangle Industrial Park Joint, at a date later than the original purchase, to RPILP-VIA, the equity positions on each respective partnerships financial statements was not equal to 50% of the equity as reported by Research Triangle Joint Venture. Over the years the operating expenses of the Joint Venture were not always shared equally between the two partnerships. In order to have the ending equity of each partnership equal 50% of the remaining joint venture upon the sale of the project, a slightly larger allocation of the gain was given to RPILP-VIA. As of December 31, 2006, the equity balances of RPILP-VIA and RPILP II are 50% each at $529,547.

As detailed above, 100% of the gain on sale was allocated to the partners (RPILP II and RPILP- VIA) in Research Triangle Industrial Park Joint Venture, however $1,265,254 of the gain allocated to RPILP-VIA was recorded as an increase in equity interest in unconsolidated joint venture, rather than being disclosed as a gain on sale on RPILP-VIA. Since the remaining partners' equity of Realmark Research, LLC (known as Research Triangle Industrial Park West) amounted to $1,059,094 at December 31, 2006 the investment in the joint venture was adjusted to 50% of this amount at December 31, 2006. Note that the joint venture partners entered in as partners at different dates so the equity interest each was carrying was not 50/50 prior to the sale of Realmark Research.

The allocation of the net income (loss) before the gain on sale of property was allocated 50/50 to each of the joint venture partners. Realmark Research's net loss before the gain of the sale in the amount of ($394,408) was allocated 50/50 ($197,204 to each of the joint venture partners).

Exhibit 31
----------

5. We note that the certifications are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please file with your amendment to your Form 10-K certifications of your current Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Please clarify why the certification is not in proper form. We have compared our
Exhibit 31 to the form currently set forth in Item 601(b)(31) of Regulation S-K and based on our comparison the wording has not been changed in any respect.

         We trust that the above clarification is to your satisfaction and that an amendment to the above filing is not deemed necessary. We look forward to your response and welcome any further questions and clarification you may need.


                                                     Very truly yours,




                                                     /s/ Joseph M. Jayson
                                                     --------------------
                                                     Joseph M. Jayson
                                                     Individual General Partner